NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 9, 2009 pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(4)

The removal of Renaissance Acquisition Corp. Warrants, expiring January 28, 2011 is being effected because the Exchange knows or is reliably informed that on December January 28, 2009 all rights pertaining to the entire class of this security were extinguished.


The security was suspended by the Exchange on January 29, 2009.